Mail Stop 0510

      April 14, 2005

Via U.S. mail and facsimile

Mr. Brian Woldt
Chief Financial Officer
Lake Area Corn Processors, LLC
46269 South Dakota Highway 34
P.O. Box 100
Wentworth, South Dakota 57075

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 0-50254


Dear Mr. Woldt:

		We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

Cover Page

2. On April 30, 2003, you filed a Form 8-A and were assigned a
1934
Act file number of 0-50254.  Please use this file number for your
1934 Act filings, rather than the 1933 Act file number of 333-
66552
that relates to your original S-4.

Management`s Discussion and Analysis

Indebtedness, page 23

3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt and to clarify whether purchase obligations include estimated payments for derivative contracts. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 9A.  Controls and Procedures, page 30

4. Disclosure controls and procedures are now defined in Exchange
Act
Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please refer to the appropriate locations for the definitions. Please also disclose any changes in your internal controls over financial reporting which have occurred during the last fiscal quarter and materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Refer to Item 308(c) of Regulation S-K.

Financial Statements

Note 2.  Summary of Significant Accounting Policies, page F-7

5. Please disclose the types of expenses that you include in the cost of revenues line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.

Revenue Recognition, page F-8

6. Pursuant to the Ethanol Marketing Contract with Ethanol
Products,
LLC described on page 2 and in Note 9, Ethanol Products, LLC purchases all of the ethanol produced and charges you for the applicable bad debt in the event that they are unable to collect from their customer. Please disclose how you record revenue related to this contract as well as how this revenue recognition policy complies with SAB Topic 13:A.

Shipping Costs, page F-8

7. Please tell us how you concluded that shipping costs arranged by the marketer should be treated as a reduction of the gross sales price. Please also tell us whether you pay these shipping costs and are later reimbursed by the marketer. Alternatively, does the marketer directly pay these shipping costs without involving you?

Inventory Valuation, page F-8

8. You state that ethanol and related products are stated at net realizable value. Please clarify how your accounting policy related to these inventories complies with ARB No. 43, which indicates that inventories should be recorded at the lower of cost or market.

Property and Equipment, page F-10

9. Please separately discuss the types of assets under the Equipment category that fall in each part of the range disclosed.

Note 9.  Commitments, Contingencies and Agreements, page F-15

10. Given the disclosures provided in Item 7A (Market Risk), please describe the terms of derivative financial instruments that are outstanding related to the purchase of corn and natural gas. For example, for forward contracts to purchase corn and natural gas, please disclose the amounts you are committed to purchasing and the corresponding prices. Please also disclose when you are committed to making these purchases. Please provide an estimate of your expected annual corn and natural gas usage to help readers understand the portion of usage for which you have attempted to reduce market risk.

Note 12.  Subsequent Events, page F-19

11. Please disclose what specific changes were made to the historical
December 31, 2004 financial statements due to the waiver received by
First National Bank in March 2005. Also, tell us how you determined it was appropriate to reflect the effects of the waiver to the historical December 31, 2004 financial statements. Your explanation should refer to the accounting guidance used to determine this treatment was appropriate.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 942-7769 or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,




							Rufus Decker
							Accounting Branch Chief
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Mr. Brian Woldt
April 14, 2005
Page 4 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE